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November 8, 2011

Via EDGAR

Timothy S. Levenberg

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LRR Energy, L.P. - Marked Opinions of Counsel

Dear Mr. Levenberg:

We refer to our letter to the staff of the Division of Corporation Finance (the “Staff”) dated September 16, 2011 (“September 16th Letter”) filed in connection with Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1, File No. 333-174017 (the “Registration Statement”) of LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us” or “our”).  In connection with the September 16th Letter, we provided the Staff supplementally with a form of opinion of counsel marked to show all changes to the form of opinion of counsel that was filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.  In addition, we provided the Staff supplementally with a form of opinion of counsel marked to show all changes to the form of opinion of counsel that was filed as Exhibit 5.1 to Amendment No. 3 to the Registration Statement.  With this letter, we are providing electronic copies of the marked opinions of counsel that were originally provided to the Staff in hard copy format in connection with the September 16th Letter.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

cc:	H. Roger Schwall, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission

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